Exhibit 8.1

Ardmore Shipping Corporation

Subsidiary Companies

	Company Name	Incorporation Jurisdiction	Ownership
1.	Ardmore Shipping LLC	Marshall Islands	100.00%

2.	Ardmore Shipping (Bermuda) Limited	Bermuda	100.00% (Immediate Parent – Ardmore Shipping LLC)

3.	Ardmore Shipping Services (Ireland) Limited (formerly Ardmore Shipping Limited)	Ireland	100.00% (Immediate Parent – Ardmore Shipping (Bermuda) Limited)

4.	Ardmore Shipholding Limited	Ireland	100.00% (Immediate Parent – Ardmore Shipping LLC)

5.	Dormant Subsidiaries	Marshall Islands	100.00% (1)

6.	Single Ship-Owning Subsidiaries	Marshall Islands	100.00% (2)

(1)	We have four dormant subsidiaries incorporated in the Republic of Marshall Islands and have Ardmore Shipping LLC as the immediate parent company.
(2)	We have 22 ship-owning subsidiaries and two subsidiaries which have long-term bareboat charters, incorporated in the Republic of Marshall Islands and have Ardmore Shipping LLC as the immediate parent company.